For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations
Ontario

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

FEBRUARY 27 FEVRIER, 1987

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

TRANS CODE
C
18

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

XERART CORPORATION

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

24 January 1986
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

1. Article 7 of the Articles of Incorporation is hereby deleted and the following is inserted in its place:

The common shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

(a) the holders of the common shares shall be entitled to receive notice of and attend all meetings of shareholders of the Corporation, except class meetings of other classes of shareholders, and each common share shall confer the right to one vote in person or by proxy at all such meetings of shareholders of the Corporation;
(b) the holders of the common shares shall be entitled to receive any dividend declared by the Corporation in respect of the common shares; and
(c) the holders of the common shares shall be entitled to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

2. Article 9 of the Articles of Incorporation is hereby deleted in its entirety.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/xxxxxxxx (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

17th February 1987

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

XERART CORPORATION

(Name of Corporation)
(Dénomination sociale de la compagnie)